Exhibit 4.9

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of the capital stock of Viper Energy, Inc. (f/k/a New Cobra Pubco, Inc.) (“Viper”). The following descriptions of Viper’s Class A common stock, par value $0.000001 per share (“Class A Common Stock”), Class B common stock, par value $0.000001 per share (“Class B Common Stock” and, together with Class A Common Stock, “Viper Common Stock”), preferred stock, par value $0.000001 per share (“Preferred Stock”), and the relevant provisions of Viper’s amended and restated certificate of incorporation (as amended, the “Amended and Restated Certificate of Incorporation”) and amended and restated bylaws (the “Amended and Restated Bylaws”) are summaries thereof and are qualified in their entirety by reference to the full text of the Amended and Restated Certificate of Incorporation, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, which are filed as Exhibits 3.1, 3.2 and 3.3, respectively, to the Current Report on Form 8-K12B filed by Viper on August 19, 2025.

Authorized Capital Stock

Viper’s authorized capital stock consists of (i) 1,000,000,000 shares of Class A Common Stock, (ii) 1,000,000,000 shares of Class B Common Stock and (iii) 100,000,000 shares of Preferred Stock. Each share of Class B Common Stock is exchangeable, at the discretion of the holder of such share of Class B Common Stock, together with one unit representing limited liability company interests in Viper Energy Partners LLC (“Viper Opco” and such units, “Viper Opco Units”), into one share of Class A Common Stock.

Common Stock

Holders of Viper Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Class A Common Stock and holders of Class B Common Stock vote together as a single class. Shares of Viper Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors will be able to elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. The Amended and Restated Certificate of Incorporation denies stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of Viper. Holders of shares of Viper Common Stock will have no redemption or conversion rights, other than as may be set forth in any exchange agreements or the Fourth Amended and Restated Limited Liability Company Agreement of Viper Opco, nor will they be entitled to the benefits of any sinking fund provisions.

In the event of Viper’s liquidation, dissolution or winding up, the remaining assets of Viper available for distribution shall (i) first be distributed, pari passu, to the holders of Class B Common Stock, ratably in proportion to the number of shares of Class B Common Stock, until the holders of all outstanding Class B Common Stock have received $0.014 (which amount will be adjusted accordingly in the case of any stock split, subdivision or combination with respect to Class B Common Stock) in respect of each share of Class B Common Stock then outstanding and (ii) then be distributed, pari passu, to the holders of all outstanding shares of Class A Common Stock, ratably in proportion to the number of shares of Class A Common Stock.

Holders of record of shares of Class A Common Stock are entitled to receive dividends when and if declared by the board of directors of Viper (the “Viper Board”) out of any assets legally available for such dividends, subject to (i) the rights of all outstanding shares of capital stock ranking senior to the Viper Common Stock in respect of dividends and (ii) to any dividend restrictions contained in debt agreements. Holders of Class B Common Stock are entitled to receive a mandatory cash dividend, paid quarterly, in an amount per share of Class B Common Stock equal to (A) $20,000 divided by (B) the number of shares of Viper Class B Common Stock then outstanding.

All outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and non-assessable.

Preferred Stock

The Viper Board is authorized to issue up to 100,000,000 shares of Preferred Stock in one or more series. The Viper Board may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the Viper Board is legally authorized to fix or alter.

Viper does not need stockholder approval to issue or fix the terms of the Preferred Stock. The actual effect of the authorization of the Preferred Stock upon the rights of holders of Viper Common Stock is unknown until the Viper Board determines the specific rights of owners of any series of Preferred Stock. Depending upon the rights granted to any series of Preferred Stock, the voting power, liquidation preference or other rights of Viper stockholders could be adversely affected. The Preferred Stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Viper.

Related Party Transactions

Subject to the limitations of applicable law, the Amended and Restated Certificate of Incorporation, among other things:

•	permits Viper to enter into transactions with entities in which one or more of its officers or directors are financially or otherwise interested, so long as it has been approved by the Viper Board;

•

permits certain of Viper’s stockholders, officers and directors, including its non-employee directors, to conduct business that competes with Viper and to make investments in any kind of property in which Viper may make investments; and

•

provides that if certain of Viper’s officers or directors, including its non-employee directors, becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as a director or officer of Viper), that director or officer will have no duty to communicate or offer that opportunity to Viper, and will be permitted to communicate or offer that opportunity to any other entity or individual and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary duty to Viper or its stockholders regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with Viper’s best interests.

Anti-Takeover Effect of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws contain provisions that could make it more difficult to acquire Viper by means of a merger, tender offer, proxy contest or otherwise, or to remove its incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Viper to first negotiate with the Viper Board.

Undesignated preferred stock. The ability to authorize and issue undesignated Preferred Stock may enable the Viper Board to render more difficult or discourage an attempt to change control of Viper by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Viper Board were to determine that a takeover proposal is not in its best interest, the Viper Board could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that a special meeting of stockholders may be called only by the chairman of the Viper Board, the chief executive officer, by a resolution adopted by a majority of the Viper Board, assuming there are no vacancies, or by the chairman of the Viper Board following receipt of a written request of one or more stockholders that together have continuously held, for their own accounts, beneficial ownership of at least 20% aggregate “net long position” (as such term is defined in the Amended and Restated Bylaws) of the issued and outstanding voting stock of Viper entitled to vote generally in the election of directors for at least one year prior to the date such request is delivered to Viper and at the special meeting date.

Requirements for advance notification of stockholder nominations and proposals. The Amended and Restated Bylaws establish advance notice requirements and certain documentary, information and other procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Viper Board.

Board designees. Under the Amended and Restated Certificate of Incorporation, Diamondback Energy, Inc. (“Diamondback”) will have the right to designate up to three persons to serve as directors for so long as Diamondback along with its affiliates collectively own at least 25% of the outstanding Viper Common Stock. Kaes Van’t Hof and Travis D. Stice are the current directors designated by Diamondback to serve on the Viper Board. These designation rights are not exclusive.

Stockholder action by written consent. The Amended and Restated Certificate of Incorporation provides that, except as may otherwise be provided with respect to the rights of the holders of Preferred Stock, no action that is required or permitted to be taken by Viper’s stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Viper Board. This provision, which cannot be amended except by the affirmative vote of at least a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by the Viper Board.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws grant the Viper Board the power to adopt, amend and repeal the Amended and Restated Bylaws at any regular or special meeting of the Viper Board on the affirmative vote of a majority of the directors, assuming there are no vacancies. Viper’s stockholders are able to adopt, amend or repeal the Amended and Restated Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least a majority of the voting power of all then-outstanding shares of capital stock of Viper entitled to vote generally in the election of directors, voting together as a single class.

Removal of directors. The Amended and Restated Certificate of Incorporation provides that members of the Viper Board may only be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Viper entitled to vote generally in the election of directors, voting together as a single class.

Additionally, an increase in the number of authorized shares of Viper Common Stock could be used to make it more difficult to, or discourage an attempt to, obtain control of Viper by means of a takeover bid that the Viper Board determines is not in Viper’s best interests or the best interests of its stockholders.

The provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Viper Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in Viper’s management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Officer Appointments

The Amended and Restated Certificate of Incorporation provides that so long as Diamondback and its affiliates collectively own at least 25% of all outstanding shares of Viper Common Stock, the Viper Board will not appoint any person other than a Diamondback-seconded employee as an executive officer of Viper, unless such appointment is approved in advance by either (a) Diamondback (which approval may not be unreasonably withheld or conditioned) or (b) the affirmative vote of holders of at least 80% of the voting power of capital stock of Viper.

Choice of Forum

The Amended and Restated Certificate of Incorporation provides that unless Viper consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on its behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers or other employees to it or its stockholders; (iii) any action asserting a claim against it arising pursuant to any provision of the Delaware General Corporation Law or its certificate of incorporation or bylaws; or (iv) any action asserting a claim against it pertaining to internal affairs of the corporation. The Amended and Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of Viper capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

This provision does not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain claims under the Securities Act.

It is possible that a court of law could rule that the choice of forum provision contained in the Viper Charter is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Registration Rights

Viper has assumed the following registration rights from VNOM Sub, Inc. (f/k/a Viper Energy, Inc.) (“Old Viper”): (i) the Second Amended and Restated Registration Rights Agreement, dated as of November 10, 2023, by and among Old Viper and the other parties thereto (the “Diamondback RRA”), (ii) the Amended and Restated Registration Rights Agreement, dated as of January 30, 2025, by and among Old Viper and the other parties thereto (the “Tumbleweed RRA”), and (iii) the Registration Rights Agreement, dated as of February 14, 2025, by and among Old Viper and the other parties thereto (the “Morita Ranches RRA”). Viper is also party to the Registration Rights Agreement, dated as of August 19, 2025, by and among Viper and the other parties thereto (the “Sitio RRA” and, together with the Diamondback RRA, the Tumbleweed RRA and the Morita Ranches RRA, the “Viper Registration Rights Agreements”). Pursuant to the Viper Registration Rights Agreements, Viper has agreed to register for resale, pursuant to Rule 415 of the Securities Act, certain shares of Class A Common Stock held by certain stockholders, including any shares of Class A Common Stock issued or issuable upon the redemption of certain shares of Class B Common Stock and Viper Opco Units held by such stockholders. Additionally, in the Tumbleweed RRA and the Morita Ranches RRA, certain stockholders received certain piggyback rights to participate in underwritten offerings of Viper, subject to customary exceptions, and to demand certain underwritten offerings. The foregoing description of the Viper Registration Rights Agreements is a summary only and is qualified in its entirety by reference to the Viper Registration Rights Agreements, copies of which were filed with the SEC (w) in the case of the Diamondback RRA, on November 13, 2023 as Exhibit 10.3 to the Current Report on Form 8-K of Old Viper and which is incorporated herein by reference, (x) in the case of the Tumbleweed RRA, on April 1, 2025 as Exhibit 4.4 to Old Viper’s Registration Statement on Form S-3 and which is incorporated herein by reference, (y) in the case of the Morita Ranches RRA, on February 26, 2025,as Exhibit 4.4 to Old Viper’s Current Report on Form 8-K and which is incorporated herein by reference, and (z) in the case of the Sitio RRA, on August 19, 2025 as Exhibit 4.1 to Viper’s Current Report on Form 8-K12B.

Transfer Agent and Registrar

The transfer agent and registrar for Viper Common Stock is Computershare Trust Company.

Listing

Class A Common Stock is listed on the Nasdaq under the symbol “VNOM.”